Exhibit 99.1

Stellantis convenes EGM
to approve distribution of Faurecia shares and cash

Amsterdam, January 25, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today that it has published the notice convening the Extraordinary General Meeting of Shareholders (“EGM”) in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia S.A. (“Faurecia”) and up to €308 million being the proceeds received by Peugeot S.A. from the sale of ordinary shares of Faurecia in October 2020.

The EGM will be held virtually on March 8, 2021, beginning at 2:00 p.m. (Central European Time). To protect the health and safety of all participants in connection with the COVID-19 outbreak, shareholders will not be allowed to attend the EGM in person.

Stellantis’s EGM notice, agenda and explanatory notes, other EGM materials and, in light of the continuing COVID-19 outbreak, instructions for voting and submitting questions in advance of the meeting and to follow the EGM remotely, are available in the Investors section of the Stellantis website at www.stellantis.com. Shareholders may request a hard copy of these materials, free of charge, through the contacts below.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com